# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BNB PLUS CORP., CIK 0000744452
CUSIP: 03815U607
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 25 HEALTH SCIENCES DRIVE, STONY BROOK, New York (NY), 11790
Date of event which requires filing of this statement: 09/02/2026
Filed by CIK 0001892613
Persons authorized to receive notices and communications: Richard Shorten, 1209 Orange Street, Wilmington, Delaware (DE), 19801, 203 208 8631; Edward McNamara, 1209 Orange Street, Wilmington, Delaware (DE), 19801, 302-658-7581

## Reporting persons
- Comstock MultiChain Fund, L.P. (CIK 0001892613): type of reporting person: partnership (PN); source of funds: other (OO); sole voting power 0; shared voting power 687,815; sole dispositive power 0; shared dispositive power 687,815; aggregate amount beneficially owned 687,815 (9.9% of the class)
  Comment: Rows (8), (10), (11) and (13) are based on 6,197,223 shares of Common Stock outstanding as of August 12, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q filed on August 13, 2026, and include 641,426 shares of Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock. Also included in the reported amount are 46, 389 shares of Common Stock issuable upon conversion of Series B-2 Convertible Preferred Stock, as a result of giving effect to the 9.99% Beneficial Ownership Limitation. Under Rule 13d-3(d)(1)(i), the percentage calculation uses 6,885,038 shares as the denominator, consisting of the 6,197,223 plus the 687,815 shares deemed outstanding for the Reporting Persons.
- Comstock Multichain GP LLC (CIK 0002114421): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 0; shared voting power 687,815; sole dispositive power 0; shared dispositive power 687,815; aggregate amount beneficially owned 687,815 (9.9% of the class)
- Silvermine Capital Advisors, LLC (CIK 0002114405): type of reporting person: investment adviser (IA); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 0; shared voting power 687,815; sole dispositive power 0; shared dispositive power 687,815; aggregate amount beneficially owned 687,815 (9.9% of the class)
- Shorten Richard Lee Jr. (CIK 0002114467): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 687,815; sole dispositive power 0; shared dispositive power 687,815; aggregate amount beneficially owned 687,815 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BNB PLUS CORP.
Address of issuer's principal executive offices: 25 HEALTH SCIENCES DRIVE, STONY BROOK, New York (NY), 11790

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2 of the Schedule 13D is hereby amended to add the following:

Effective September 3, 2026, Richard Shorten was appointed to serve as a member of the Board of Directors of the Issuer (the "Board"). Richard Shorten is the sole owner of Silvermine Capital Advisors, LLC ("Silvermine"), the investment advisor to Comstock MultiChain Fund, L.P. ("Comstock") and continues to be a Reporting Person hereunder. In his capacity as a director of the Issuer, Mr. Shorten intends to participate in the oversight and strategic direction of the Issuer and may have influence over the corporate activities of the Issuer, including activities that may relate to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Richard Shorten indirectly controls GlobalStake Infrastructure, LLC ("GlobalStake"), the entity engaged by the Issuer to conduct the strategic review described in Item 4, by virtue of Silvermine being the controlling member of a limited liability company that owns approximately 40% of the parent of GlobalStake. As a result, Mr. Shorten has substantial and frequent engagement with management and other members of the Board.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

Strategic Review Update; Relationship to GlobalStake. The strategic review of the Issuer's businesses being conducted by an affiliate of the Reporting Persons has been substantially undertaken, and the Board has considered and, in certain cases, begun to implement recommendations arising from that review. Specifically, an existing asset management agreement has been terminated, resulting in significant net savings for the Issuer. In addition, the review suggested the addition to the Board of members with digital asset and related industry experience. Richard Shorten indirectly controls GlobalStake, the entity engaged by the Issuer to conduct the strategic review, and serves as the engagement leader for GlobalStake's engagement by the Issuer. The Reporting Persons expect that additional recommendations arising from the strategic review may be considered and, if approved by the Board, implemented in the future. Certain recommendations arising from the strategic review may involve transactions in which GlobalStake or its affiliates would be a principal party.

Appointment of Richard Shorten to the Board. Richard Shorten, a Reporting Person, was appointed to serve as a member (and new Chairman) of the Board, effective September 3, 2026. Prior to such appointment, Richard Shorten was interviewed by the Issuer's nominating committee and by the Board. Following that process, the committee recommended, and the Board independently determined, to appoint Richard Shorten to the Board.

Recommendation of Additional Director Candidates; Resulting Board Composition. In connection with the Board's consideration of candidates, the Reporting Persons recommended two individuals, Lok Lee and Todd Larsen, as potential director candidates. The Issuer's nominating committee and the Board interviewed each candidate, independently evaluated his qualifications, and thereafter independently determined to appoint each such individual to the Board, effective September 3, 2026. As of the date of this Amendment, the Board consists of five members, of whom three - Richard Shorten, Todd Larsen and Lok Lee - were appointed following the Reporting Persons' recommendation. The Reporting Persons do not have any agreement, arrangement, or understanding - written or oral, formal or informal - with any candidate appointed or nominated to the Board regarding such person's service on the Board, the exercise of such person's fiduciary duties, or the acquisition, holding, voting, or disposition of any securities of the Issuer.

Conflicts Process. The Reporting Persons have advised the Issuer that Richard Shorten will recuse himself from Board deliberations and voting with respect to the engagement of GlobalStake and with respect to any transaction in which GlobalStake may have an interest or otherwise as may be required by applicable law.

No Agreements Regarding Board Service or Securities. The Reporting Persons have no agreement, arrangement, or understanding with the Issuer with respect to the appointment of Richard Shorten or of any other individual to the Board, and have no right to designate any director of the Issuer. The Reporting Persons have no agreement, arrangement, or understanding of any kind with the individuals recommended as director candidates, with respect to (i) the acquisition, holding, voting, or disposition of any securities of the Issuer, (ii) such individuals' service on, or conduct as members of, the Board, or (iii) the exercise of such individuals' fiduciary duties. Neither of such individuals is employed by, or receives any compensation, indemnification, or reimbursement from, the Reporting Persons or any of their affiliates with respect to service on the Board and, to the knowledge of the Reporting Persons, neither such individual owns any securities of the Issuer.

Disclaimer of Group Status. The Reporting Persons expressly disclaim membership in any 'group' within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b) thereunder, with (i) the Issuer, (ii) any other stockholder of the Issuer, or (iii) any member of the Board, including any director recommended by the Reporting Persons. Each member of the Board exercises independent judgment and owes fiduciary duties to the Issuer and all of its stockholders.

Continuing Reservation of Rights. The Reporting Persons intend to continue to engage with the Issuer's Board and management regarding the strategic direction of the Issuer, the implementation of recommendations arising from the strategic review, and other matters affecting shareholder value. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, at any time and from time to time, engage in discussions with members of the Board, management of the Issuer, other stockholders, potential investors, strategic partners and other interested parties regarding the Issuer's business, operations, management, governance, strategy, capitalization, capital allocation, financial condition and prospects. Depending upon various factors, including the Issuer's business and financial position and prospects, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose, formulate plans or proposals with respect thereto, or take any other action with respect to their investment in the Issuer as they deem appropriate, including acquiring additional securities, disposing of securities, proposing or considering changes in the Issuer's operations, management, Board composition, governance, capitalization or strategic direction, or considering or proposing one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended to add the following, which supersedes the first paragraph of Item 5(a) previously disclosed:

687,815, which consists of 641,426 shares of Common Stock underlying the Series B-1 Convertible Preferred Stock and 46,389 shares of Common Stock underlying the Series B-2 Convertible Preferred Stock. The Preferred Stock and the Warrants (as defined below) each contain a beneficial ownership limitation so that in no event shall the holder's beneficial ownership exceed 9.99% (the 'Blocker'). Accordingly, the number of shares beneficially owned by Comstock does not include 503,611 shares of Common Stock underlying the Series B-2 Convertible Preferred Stock and 2,462,052 of Common Stock underlying the Warrants because the Blocker limits Comstock from exercising for any additional shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby amended and restated in its entirety as follows:

9.99%, based on 6,197,223 shares of Common Stock outstanding as of August 12, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q filed on August 13, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following:

Consulting Engagement. GlobalStake, an entity indirectly controlled by Richard Shorten as described in Item 2, remains engaged by the Issuer to conduct the strategic review described in Item 4. As previously disclosed, the advisory fee of $300,000 has been paid and the term of the engagement is for four months commencing June 2026, and continues on a month-to-month basis until terminated on ratable payment terms or as otherwise agreed.

No Nomination or Standstill Agreement. The appointment of Richard Shorten to the Board was not made pursuant to any nomination, cooperation, standstill, or similar agreement between the Reporting Persons and the Issuer, and the Reporting Persons have no right to designate any member of the Board.

Except as described in this Item 6 and in Item 4, none of the Reporting Persons has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

## Signatures
- Comstock MultiChain Fund, L.P.: /s/ Richard L. Shorten, Richard L. Shorten/Authorized Signatory (09/04/2026)
- Comstock Multichain GP LLC: /s/ Richard L. Shorten, Richard L. Shorten/Authorized Signatory (09/04/2026)
- Silvermine Capital Advisors, LLC: /s/ Richard L. Shorten, Richard L. Shorten/Managing Member (09/04/2026)
- Shorten Richard Lee Jr.: /s/ Richard L. Shorten, Richard L. Shorten/Authorized Signatory (09/04/2026)